UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-08089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022
AND FOR THE YEAR ENDED DECEMBER 31, 2023,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2023 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Danaher Corporation & Subsidiaries Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2023 and assets (held at end of year) as of December 31, 2023 (referred to as the supplemental schedules), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2003.
Tysons, Virginia
June 7, 2024

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022
($ in millions)

	2023	2022
ASSETS
Investments, at fair value	$5,750.4	$5,802.7
Receivables:
Employer contributions	15.3	19.6
Notes receivable from participants	45.0	49.5
Total receivables	60.3	69.1
Total assets	5,810.7	5,871.8
LIABILITIES
Administrative expenses payable	0.1	—
Total liabilities	0.1	—
NET ASSETS AVAILABLE FOR BENEFITS	$5,810.6	$5,871.8
See the accompanying Notes to the Financial Statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023
($ in millions)

ADDITIONS
Contributions:
Participant	$299.9
Rollovers	43.7
Employer	199.9
Total contributions	543.5
Net appreciation in the fair value of investments	883.1
Interest and dividend income	16.9
Total investment income	900.0
Interest income on notes receivable from participants	3.1
Total additions	1,446.6
DEDUCTIONS
Benefit payments	592.5
Administrative expenses	3.1
Total deductions	595.6
NET INCREASE PRIOR TO PLAN TRANSFERS	851.0
NET TRANSFERS OUT OF PLAN	(912.2)
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(61.2)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,871.8
End of year	$5,810.6
See the accompanying Notes to the Financial Statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time U.S.-based employees, or employees outside of the U.S. as expatriates paid through U.S. payroll, of Danaher Corporation and its subsidiaries (the "Company"), effective November 30, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below. The Plan is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator").
Effective January 1, 2015, the Plan was amended to include a Roth 401(k) feature, automatic enrollment of new hires, rehires and those otherwise newly eligible (e.g. through acquisitions), automatic annual re-enrollment and annual auto-increase of deferral rates. The first annual cycle of automatic re-enrollment and auto-increase occurred in 2016. In addition, the Plan has been amended such that employees are eligible for employer safe harbor contributions immediately upon participation in the Plan.
Effective January 1, 2022, the Plan was amended to allow for employees not covered by collective bargaining agreements to elect to convert certain portions of their pre-tax, vested account balances to a Roth account in the Plan. This election results in the converted amounts being immediately taxed, but those amounts, and future earnings, are not taxed when made to participants as a qualifying distribution in retirement. Also effective in 2022, the Company amended the Plan to make an employer safe harbor match contribution true-up following the end of the year that considers the total eligible pay and salary deferrals for the entire plan year to determine if an additional match is due to employees not covered by collective bargaining agreements. This change removes the requirement that employees not covered by collective bargaining agreements defer at least 5% of eligible pay each pay period during the plan year to maximize the Company's matching contributions.
Environmental & Applied Solutions Separation
On September 30, 2023, the Company completed the separation of Veralto Corporation, its former Environmental & Applied Solutions business (“Veralto” or "Veralto Separation"). Prior to the Veralto Separation, the Company created a new savings plan, the Veralto Corporation and Subsidiaries Savings Plan (the "Veralto Plan"), and transferred approximately $933.1 million, which was the total amount of the balances and the related assets of the Plan participants who are now employees of Veralto after the Veralto Separation, to the Veralto Plan. This $933.1 million of net assets transferred includes $9.4 million of outstanding loan balances.
Plan Merger
On January 26, 2023, the Aldevron Retirement Savings Plan related to the employees of Aldevron, L.L.C. transferred assets of $20.3 million into the Plan. This asset transfer occurred subsequent to and as a result of Danaher Corporation’s acquisition of Aldevron, L.L.C..
Contributions
Eligible participants may contribute up to 75% of their compensation (traditional pre-tax and Roth after-tax combined), up to IRS and Plan limits. Employee contributions and the earnings or losses thereon are fully vested at all times. Employees whose employment is governed by the terms of a collective bargaining agreement may participate in the Plan to the extent authorized by the terms of the collective bargaining agreement.
The Company immediately matches 100% of each dollar contributed by participants (traditional pre-tax, Roth after-tax or a combination) on the first 3% of eligible pay plus 50% of each dollar contributed on the next 2% of eligible pay for employees not covered by collective bargaining agreements. These matching contributions are considered "safe harbor" matching contributions. Participants are fully vested in the value of the "safe harbor" matching contributions.

In addition to the Company's matching contributions, after certain participants complete one year of continuous service, the Company may make additional retirement contributions on behalf of the participants. This discretionary Company retirement contribution may equal up to 2% of eligible participants' eligible pay and is contributed each payroll period to the Plan. In addition, for participants that are active on the last day of the Plan year and have annual earnings that exceed the Social Security wage base for the Plan year, an additional retirement contribution of up to 2% of annual eligible earnings above the Social Security wage base and below the maximum eligible wages as determined by the IRS each year may be contributed by the Company to participants' accounts subsequent to the Plan year end. The Company's discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of the date of completion of three years of service, retirement at or after age 65, or complete disability or death.
Approximately 1% of plan participants are covered by collective bargaining agreements. Employees covered by collective bargaining agreements are eligible for Company contributions, per the terms of the applicable collective bargaining agreement. For more details on specific union groups, refer to the formal legal documents of the Plan.
The Company’s unilateral and matching contributions for plan participants covered by collective bargaining agreements are determined at the discretion of the Plan Sponsor unless otherwise required by the terms of the collective bargaining agreement applicable to each participant. Generally, participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability or as required pursuant to the terms of the applicable collective bargaining agreement.
Benefit Payments
Participants who attain normal retirement age shall be entitled to payment of the balance in their account. Participants who remain employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. Participants are required to begin receiving distributions no later than the April 1 following the later of the year in which they retire from the Company or the year in which the participant turns age 73.
The beneficiary or beneficiaries of deceased participants shall be entitled to payment of the participants' account balance within a reasonable period of time after the participants' death.
Upon total and permanent disability, participants shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon participants' termination of employment for reasons other than as specified above, participants are entitled to payment of their vested account balance. If the vested value of the participants' account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participants' Roth balances or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically roll over the Roth balances or non-Roth balances to a separate Fidelity IRA. If the vested value of the participants' account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts.
Notes Receivable from Participants
Participants may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participants' vested account balance or $50,000 reduced by the participants' highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
A revenue credit program became effective July 1, 2013. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in an unallocated account. The excess revenue credit is reimbursed to participants invested in the single fund providing revenue credit. The calculated revenue credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2023 and 2022, unallocated non-vested accounts, including forfeited amounts, totaled $1.4 million and $0.2 million, respectively, and forfeitures used to reduce Company contributions for 2023 were $3.6 million.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If participants cease to make loan repayments and have reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.

NOTE 3. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Plan's assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The fair values of the Plan's investments as of December 31, 2023 and 2022, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Cash and equivalents	$19.0	$28.4	$—	$—	$—	$—	$19.0	$28.4
Common stock	1,390.2	1,559.1	—	—	—	—	1,390.2	1,559.1
Mutual funds	156.0	137.0	—	—	—	—	156.0	137.0
Bonds	—	—	25.8	24.6	—	—	25.8	24.6
U.S. government issued securities	—	—	10.0	9.8	—	—	10.0	9.8
Common/collective trusts	—	—	3,904.4	3,826.1	—	—	3,904.4	3,826.1
Self-directed brokerage account	245.0	217.7	—	—	—	—	245.0	217.7
Total investments, at fair value	$1,810.2	$1,942.2	$3,940.2	$3,860.5	$—	$—	5,750.4	5,802.7
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023 and 2022.
Common stock and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
Bonds and U.S. government issued securities that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.
The common/collective trusts are valued based on the Plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee. The unit value is not quoted in active public markets.
The self-directed brokerage consists of common stock, mutual funds, bonds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the IRS dated April 6, 2023, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been further amended subsequent to the amendments covered in this determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and tax-exempt. If an operational issue is discovered, the Plan Sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.
Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2023 and 2022, the Plan invested in 2.1 million and 3.0 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund ("Danaher Common Stock"). During the year ended December 31, 2023, the Plan received $3.0 million of cash dividends on shares of Danaher Common Stock.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Notes receivable from participants in the accompanying financial statements include all loans in the plan as of the end of the year. The participant loans in the Form 5500 only include loans that are active or deemed loans with post-default payments remitted during the year. The difference between these two amounts represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to the Form 5500 ($ in millions):

	2023	2022
Net assets available for benefits per the financial statements	$5,810.6	$5,871.8
Loans with no post-default payment activity that are deemed distributions	(1.8)	(1.7)
Net assets available for benefits per the Form 5500	$5,808.8	$5,870.1
The following is a reconciliation of the net increase prior to plan transfers per the financial statements to net income per the Form 5500 for the year ended December 31, 2023 ($ in millions):

Net increase in assets available for benefits prior to plan transfers per the financial statements	$851.0
Loan defaults previously deemed distributed that reached a distributable event	0.1
Interest payments on loans deemed distributed that have had no post-default payment activity	(0.1)
Deemed distributions	(0.1)
Net income per the Form 5500	$850.9

SUPPLEMENTAL SCHEDULES

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
EIN: 59-1995548, PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4a —
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan Check Here if Late Participant Loan Repayments are Included: ✓	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,925.20	—	$2,925.20	—	—

DANAHER CORPORATION & SUBSIDIARIES PENSION PLAN
EIN: 59-1995548, PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Cash Equivalents
*	Fidelity® Investments Money Market Government Portfolio - Institutional Class	4,955,470	units	**	$4,955,470
	Brown Brothers Harriman U.S. Government Money Market Fund	12,409,802	units	**	12,409,802
*	PIMCO Private Account Portfolio Series Short-Term Floating NAV Portfolio II	352,337	units	**	1,655,691
					$19,020,963
Common/Collective Trusts
*	Fidelity Managed Income Portfolio II Class 3 (at FMV)	311,192,418	units	**	$311,192,418
	American Beacon Small Cap Value Institutional Class	5,402,614	units	**	108,352,116
*	Select Leaders Series 2 Portfolio	12,605,138	units	**	142,816,208
	GQG International Equity	5,381,956	units	**	81,159,898
	BlackRock Equity Index Non-Lendable Fund	7,592,638	units	**	648,960,385
	BlackRock MSCI ACW Ex-US IM Non-Lendable Fund	3,694,136	units	**	71,991,335
	BlackRock Russell 2500 Index Non-Lendable Fund	2,966,306	units	**	92,752,672
	BlackRock US Debt Index Non-Lendable Fund	8,255,898	units	**	124,408,687
	LifePath® Index 2025 Non-Lendable Fund F	9,059,879	units	**	289,009,250
	LifePath® Index 2030 Non-Lendable Fund F	9,590,201	units	**	342,047,023
	LifePath® Index 2035 Non-Lendable Fund F	8,900,675	units	**	353,280,671
	LifePath® Index 2040 Non-Lendable Fund F	7,185,524	units	**	313,089,475
	LifePath® Index 2045 Non-Lendable Fund F	6,069,196	units	**	286,398,581
	LifePath® Index 2050 Non-Lendable Fund F	4,745,486	units	**	236,652,219
	LifePath® Index 2055 Non-Lendable Fund F	4,725,769	units	**	171,322,887
	LifePath® Index 2060 Non-Lendable Fund F	4,124,636	units	**	85,282,831
	LifePath® Index 2065 Non-Lendable Fund F	1,785,501	units	**	26,405,607
	LifePath® Index Retirement Non-Lendable Fund F	8,842,293	units	**	219,254,563
					$3,904,376,826
Registered Investment Companies (Mutual Funds)
	Dodge & Cox International Stock Fund	1,644,658	shares	**	$80,851,375
*	PIMCO All Asset Fund Institutional Class	914,284	shares	**	10,066,269
*	PIMCO Inflation Response Multi-Asset Fund Institutional	1,265,887	shares	**	10,152,411
*	DoubleLine Floating Rate Fund Institutional	226,176	units	**	2,042,371

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
*	DoubleLine Global Fund Institutional	89,934	units	**	774,332
*	DoubleLine Infrastructure Income Fund Institutional	240,112	units	**	2,223,433
*	DoubleLine Selective Credit Fund Institutional	724,986	units	**	5,335,894
*	PIMCO Private Account Portfolio Series U.S. Government and Short-Term Inv	1,439,513	units	**	9,342,441
*	PIMCO Private Account Portfolio Series Mortgage and Short-Term Investments	851,958	units	**	6,934,936
*	PIMCO Private Account Portfolio Series Municipal Sector	96,156	units	**	594,247
*	PIMCO Private Account Portfolio Series Real Return Bond	154,982	units	**	1,855,129
*	PIMCO Private Account Portfolio Series Emerging Markets Bond and Short-Term	240,880	units	**	2,134,196
*	PIMCO Private Account Portfolio Series International	502,977	units	**	3,103,368
*	PIMCO Private Account Portfolio Series High Yield & Short-Term Investments	75,844	units	**	536,215
*	PIMCO Private Account Portfolio Series Investment Grade Credit Bond	1,390,611	units	**	12,306,909
*	PIMCO Private Account Portfolio Series Asset-Backed Securities and Short-Term	670,716	units	**	7,713,230
					$155,966,756
Common Stock
	Aaon Inc	42,689	shares	**	$3,153,806
	Advanced Micro Devices	30,716	shares	**	4,527,846
	Adyen Bv	1,149	shares	**	1,480,705
	Agilysys Inc	16,233	shares	**	1,376,798
	Air Prods & Chems Inc	12,326	shares	**	3,374,859
	Alarm Holdings Inc	33,390	shares	**	2,157,468
	Align Technology Inc	1,531	shares	**	419,494
	Allegiant Travel Co	6,499	shares	**	536,882
	Alphabet Inc Cl A	66,882	shares	**	9,342,747
	Alphabet Inc Cl C	299,617	shares	**	42,225,024
	Altria Group Inc	48,497	shares	**	1,956,167
	Amazon.Com Inc	345,484	shares	**	52,492,839
	Ant Group Buyback Balance Prom Note Pp	449,137	shares	**	439,795
	Apple Inc	30,494	shares	**	5,871,202
	Apple Inc	338,273	shares	**	65,127,701
	ASML Holding NV NY	9,917	shares	**	7,506,376
	Astrazeneca Plc-Spons Adr	23,084	shares	**	1,554,707
	Atlassian Corp-Cl A	10,394	shares	**	2,472,317
	Axos Financial Inc	18,889	shares	**	1,031,449

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Azenta Inc	13,236	shares	**	862,193
	Balchem Corp	19,396	shares	**	2,885,304
	Barnes Group Inc	17,143	shares	**	559,441
	Berkshire Hathaway Inc De	11,784	shares	**	4,202,881
	Bill Holdings Inc	17,166	shares	**	1,400,574
	Biolife Solutions Inc New	21,528	shares	**	349,846
	Bio-Techne Corp	26,355	shares	**	2,033,397
	Blackbaud Inc	27,573	shares	**	2,390,579
	Blackline Inc	22,074	shares	**	1,378,425
	Blackrock Inc	5,255	shares	**	4,266,009
	Booking Holdings Inc	1,715	shares	**	6,083,482
	Bright Horizons Fam Sol In Del	15,309	shares	**	1,442,814
	Carvana Co	32,990	shares	**	1,746,491
	Carvana Co 144A 20230901 12% 20281201	328,216	shares	**	295,394
	Carvana Co 144A 20230901 13% 20300601	492,755	shares	**	435,267
	Carvana Co 144A 20230901 14% 20310601	583,209	shares	**	525,860
	Casella Waste Systems Inc Cl A	25,341	shares	**	2,165,642
	Certara Inc	97,734	shares	**	1,718,912
	Chevron Corp New	19,726	shares	**	2,942,330
	Chipotle Mexican Grill Inc	2,650	shares	**	6,060,444
	Chubb Ltd	29,149	shares	**	6,587,674
	Cincinnati Finl Corp	18,674	shares	**	1,932,012
	Cintas Corp	2,162	shares	**	1,302,951
	Cisco Sys Inc	54,709	shares	**	2,763,747
	Colgate-Palmolive Co	19,900	shares	**	1,586,229
	Comcast Corp New	47,841	shares	**	2,097,916
	Confluent Inc-Class A	31,441	shares	**	735,719
	Constellation Energy	28,261	shares	**	3,303,428
	Construction Partners Inc Cl A	81,682	shares	**	3,555,062
	Crowdstrike Holdings Inc - A	5,470	shares	**	1,396,600
	Crown Castle Inc	21,626	shares	**	2,491,099
*	Danaher Corporation	2,130,211	shares	**	492,803,013
	Databricks Ser G Cvt Pfd Stck Pp 19700101 0% 20240102	4,545	shares	**	334,058

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Datadog Inc - Class A	11,252	shares	**	1,365,768
	Descartes Systems Group Inc	37,403	shares	**	3,144,348
	Diageo Plc	17,682	shares	**	2,575,560
	Digi International Inc	36,641	shares	**	952,796
	Dollar General Corp	30,655	shares	**	4,167,547
	Dominion Energy Inc	43,247	shares	**	2,032,609
	Donaldson Inc	18,780	shares	**	1,227,404
	Doordash Inc - A	16,435	shares	**	1,625,257
	Dorman Prods Inc	15,299	shares	**	1,276,173
	Doubleverify Holdings Inc	49,324	shares	**	1,814,100
	Elevance Health Inc	5,888	shares	**	2,776,545
	Eli Lilly & Co	32,535	shares	**	18,965,302
	Envestnet Inc	28,099	shares	**	1,391,462
	Eplus Inc	40,172	shares	**	3,207,492
	Esco Technologies Inc	22,621	shares	**	2,647,453
	Exlservice Holdings Inc	107,139	shares	**	3,304,282
	Exponent Inc	39,476	shares	**	3,475,467
	Fair Isaac Corp	2,485	shares	**	2,892,565
	Fastenal Co	47,750	shares	**	3,093,091
	Fidelity Natl Information	47,369	shares	**	2,845,576
	Fiserv Inc	10,682	shares	**	1,418,997
	Fortinet Inc	8,454	shares	**	494,813
	Fox Factory Holding Corp	29,360	shares	**	1,981,145
	General Electric Co	26,679	shares	**	3,405,041
	Globus Med Inc Cl A	36,936	shares	**	1,968,479
	Goldman Sachs Group Inc	4,653	shares	**	1,794,988
	Grocery Outlet Holding Corp	36,300	shares	**	978,675
	Healthequity Inc	21,144	shares	**	1,401,847
	Humana Inc	8,368	shares	**	3,830,954
	I3 Verticals Inc Cl A	48,252	shares	**	1,021,474
	Intuit Inc	12,346	shares	**	7,716,620
	Intuitive Surgical Inc	28,555	shares	**	9,633,315
	J & J Snack Foods Corp	13,295	shares	**	2,222,126

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Johnson & Johnson	23,423	shares	**	3,671,321
	Kinsale Cap Group Inc	10,716	shares	**	3,588,896
	Lam Research Corp	1,350	shares	**	1,057,401
	Lemaitre Vascular Inc	23,359	shares	**	1,325,687
	Linde Plc	7,494	shares	**	3,077,861
	Lowes Cos Inc	17,460	shares	**	3,885,723
	Lululemon Athletica Inc	6,647	shares	**	3,398,545
	Marsh & Mclennan Cos	21,027	shares	**	3,983,986
	Marten Transport Ltd	86,098	shares	**	1,806,861
	Mastercard Inc - A	39,469	shares	**	16,833,923
	Merck & Co Inc	32,374	shares	**	3,529,632
	Mesa Laboratories Inc	5,090	shares	**	533,279
	Meta Platforms Inc-Class A	102,634	shares	**	36,328,331
	Microsoft Corp	11,529	shares	**	4,335,365
	Microsoft Corp	240,364	shares	**	90,386,479
	Mondelez International Inc	24,638	shares	**	1,784,530
	Mongodb Inc	8,986	shares	**	3,673,926
	Monolithic Power Systems Inc	6,070	shares	**	3,828,835
	Morgan Stanley	33,511	shares	**	3,124,901
	MSCI Inc	1,224	shares	**	692,356
	Neogen Corp	55,862	shares	**	1,123,365
	Nestle S A	18,197	shares	**	2,104,119
	Netflix Inc	19,652	shares	**	9,568,166
	Nike Inc -Cl B	17,215	shares	**	1,869,033
	Nintendo Ltd	171,678	shares	**	2,230,058
	Norfolk Southn Corp	17,432	shares	**	4,120,576
	Northrop Grumman Corp	6,344	shares	**	2,969,880
	Novanta Inc	19,985	shares	**	3,365,674
	NV5 Global Inc	11,678	shares	**	1,297,659
	Nvidia Corp	81,454	shares	**	40,337,650
	Old Dominion Freight Line	6,250	shares	**	2,533,313
	Ollies Bargain Outlet Holdings In	26,313	shares	**	1,996,894
	Omnicell	25,617	shares	**	964,043

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Onto Innovation Inc	29,796	shares	**	4,555,808
	Palomar Holdings Inc	9,029	shares	**	501,109
	Paychex Inc	24,187	shares	**	2,881,033
	Perficient Inc	24,926	shares	**	1,640,498
	Philip Morris Intl Inc	40,960	shares	**	3,853,705
	Procter & Gamble Co/The	10,300	shares	**	1,509,362
	Progressive Corp	19,805	shares	**	3,154,540
	RBC Bearings Inc	14,893	shares	**	4,242,867
	Roper Technologies Inc	8,790	shares	**	4,792,044
	Ross Stores Inc	29,692	shares	**	4,109,076
	S&P Global Inc	8,021	shares	**	3,533,411
	Schlumberger Ltd	40,874	shares	**	2,127,083
	Schwab (Charles) Corp	35,728	shares	**	2,458,086
	Schwab Charles Corp	52,307	shares	**	3,598,928
	Sea Ltd Adr	27,780	shares	**	1,125,090
	Servicenow Inc	22,111	shares	**	15,621,200
	Sherwin-Williams Co/The	9,608	shares	**	2,996,735
	Shopify Inc - Class A	54,386	shares	**	4,236,669
	Siteone Landscape Supply Inc	14,526	shares	**	2,360,475
	Snowflake Inc	7,292	shares	**	1,451,108
	SPS Commerce Inc	11,847	shares	**	2,296,422
	SPX Technologies Inc	12,094	shares	**	1,221,716
	Staar Surgical Co	24,527	shares	**	765,488
	Starbucks Corp	34,830	shares	**	3,344,220
	Stryker Corp	12,054	shares	**	3,609,691
	Synopsys Inc	15,222	shares	**	7,837,960
	Taiwan Semiconductor-Sp Adr	20,563	shares	**	2,138,552
	TE Connectivity Ltd	7,620	shares	**	1,070,610
	Teleflex Inc	3,390	shares	**	845,263
	Tesla Inc	64,542	shares	**	16,037,396
	Texas Instrs Inc	24,674	shares	**	4,206,101
	Texas Instruments Inc	8,274	shares	**	1,410,386
	Texas Roadhouse Inc	24,794	shares	**	3,030,693

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Thermo Fisher Scientific Inc	14,365	shares	**	7,624,798
	TJX Companies Inc	31,218	shares	**	2,928,561
	T-Mobile Us Inc	40,699	shares	**	6,525,271
	Transdigm Group Inc	1,637	shares	**	1,655,989
	Trex Co Inc	33,600	shares	**	2,782,075
	Tyler Technologies Inc	3,641	shares	**	1,522,375
	UFP Technologies Inc	2,123	shares	**	365,241
	United Parcel Service Inc	18,915	shares	**	2,974,005
	Unitedhealth Group Inc	39,610	shares	**	20,853,477
	Veeva Systems Inc Cl A	7,430	shares	**	1,430,424
	Veralto Corporation	670,034	shares	**	55,116,997
	Vericel Corp	13,048	shares	**	464,568
	Verizon Communications In	46,553	shares	**	1,755,124
	Visa Inc-Class A Shares	80,270	shares	**	20,898,295
	WD 40 Co	5,656	shares	**	1,352,180
	Zoetis Inc	19,068	shares	**	3,763,451
					$1,390,236,670
Bonds
	AbbVie Inc	4.70%	5/14/2045	**	$148,608
	ACHV ABS TRUST 2023‐3PL	7.17%	8/19/2030	**	250,842
	AdaptHealth LLC	5.13%	3/1/2030	**	15,969
	Advanced Drainage Systems Inc	6.38%	6/15/2030	**	57,064
	AEP Transmission Co LLC	5.40%	3/15/2053	**	31,709
	Aethon United BR LP / Aethon United Finance Corp	8.25%	2/15/2026	**	15,558
	Air Lease Corp	1.88%	8/15/2026	**	64,921
	Alexandria Real Estate Equities Inc	3.00%	5/18/2051	**	79,613
	Alliant Holdings Intermediate LLC / Alliant Holdings Co‐Issuer	6.75%	10/15/2027	**	25,294
	Allied Universal Holdco LLC / Allied Universal Finance Corp	6.63%	7/15/2026	**	30,787
	Allied Universal Holdco LLC / Allied Universal Finance Corp	9.75%	7/15/2027	**	20,520
	American Airlines Inc	8.50%	5/15/2029	**	26,575
	American Airlines Inc/AAdvantage Loyalty IP Ltd	5.75%	4/20/2029	**	49,362
	American Express Co	5.85%	11/5/2027	**	73,664
	American Tower Corp	5.55%	7/15/2033	**	74,806

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Amgen Inc	5.25%	3/2/2030	**	36,604
	AmWINS Group Inc	4.88%	6/30/2029	**	18,781
	Antero Midstream Partners LP / Antero Midstream Finance Corp	5.75%	3/1/2027	**	18,217
	Arivo Acceptance Auto Loan Receivables Trust 2021‐1	2.02%	2/16/2027	**	287,375
	AT&T Inc	3.50%	9/15/2053	**	76,631
	AthenaHealth Group Inc	6.50%	2/15/2030	**	18,661
	Athene Global Funding	5.92%	8/19/2024	**	70,222
	Athene Holding Ltd	5.88%	1/15/2034	**	76,003
	Avolon Holdings Funding Ltd	3.25%	2/15/2027	**	126,620
	BANK 2017‐BNK6	0.77%	7/1/2060	**	59,914
	BANK 2019‐BNK20	0.81%	9/1/2062	**	81,694
	BANK 2022‐BNK39	3.18%	2/1/2055	**	82,868
	Bank of America Corp	2.48%	9/21/2036	**	119,918
	Bank of Montreal	3.80%	12/15/2032	**	73,809
	Bank of Nova Scotia/The	3.45%	4/11/2025	**	143,090
	Barings CLO Ltd 2017‐I	9.26%	7/18/2029	**	510,639
	Bausch & Lomb Escrow Corp	8.38%	10/1/2028	**	48,492
	Bausch Health Cos Inc	6.13%	2/1/2027	**	14,032
	BBCMS Mortgage Trust 2021‐C12	2.69%	11/1/2054	**	85,362
	BBCMS Mortgage Trust 2021‐C9	2.30%	2/1/2054	**	84,191
	BBCMS Mortgage Trust 2022‐C16	4.60%	6/1/2055	**	97,769
	BC Ltd	9.00%	1/30/2028	**	3,041
	BCPE Empire Holdings Inc	7.63%	5/1/2027	**	39,120
	Becton Dickinson & Co	4.69%	2/13/2028	**	66,484
	Benchmark 2020‐B19 Mortgage Trust	1.69%	9/1/2053	**	91,769
	Benchmark 2020‐B19 Mortgage Trust	2.15%	9/1/2053	**	75,072
	Benchmark 2021‐B31 Mortgage Trust	2.67%	12/1/2054	**	84,532
	Benchmark 2022‐B32 Mortgage Trust	3.41%	1/1/2055	**	80,095
	BHP Billiton Finance USA Ltd	5.25%	9/8/2030	**	73,715
	Boeing Co/The	2.95%	2/1/2030	**	73,115
	Bombardier Inc	7.88%	4/15/2027	**	40,710
	Bombardier Inc	8.75%	11/15/2030	**	26,916
	BP Capital Markets America Inc	4.89%	9/11/2033	**	77,467

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Broadcom Inc	3.50%	2/15/2041	**	153,289
	Builders FirstSource Inc	6.38%	6/15/2032	**	35,877
	Caesars Entertainment Inc	4.63%	10/15/2029	**	18,260
	Callon Petroleum Co	7.50%	6/15/2030	**	35,452
	Carnival Corp	5.75%	3/1/2027	**	64,698
	Carrier Global Corp	6.20%	3/15/2054	**	5,813
	CCO Holdings LLC / CCO Holdings Capital Corp	4.25%	1/15/2034	**	16,671
	CCO Holdings LLC / CCO Holdings Capital Corp	4.75%	2/1/2032	**	36,116
	Centene Corp	2.50%	3/1/2031	**	75,857
	Central Parent LLC / CDK Global II LLC / CDK Financing Co Inc	8.00%	6/15/2029	**	26,202
	Charter Communications Operating LLC / Charter Communications Operating Capital	4.91%	7/23/2025	**	146,827
	Cheniere Energy Inc	4.63%	10/15/2028	**	73,994
	Chesapeake Energy Corp	5.88%	2/1/2029	**	30,166
	CHS/Community Health Systems Inc	6.00%	1/15/2029	**	23,223
	Citigroup Commercial Mortgage Trust 2020‐555	3.50%	12/1/2041	**	76,162
	Citigroup Commercial Mortgage Trust 2022‐GC48	4.58%	5/1/2054	**	98,052
	Citigroup Inc	3.06%	1/25/2033	**	112,680
	Civitas Resources Inc	8.38%	7/1/2028	**	38,064
	Clarivate Science Holdings Corp	4.88%	7/1/2029	**	24,097
	CNX Resources Corp	6.00%	1/15/2029	**	34,562
	Comcast Corp	3.40%	4/1/2030	**	75,590
	COMM 2014‐LC17 Mortgage Trust	4.19%	10/1/2047	**	146,422
	COMM 2015‐LC21 Mortgage Trust	0.63%	7/1/2048	**	23,795
	CommScope Inc	4.75%	9/1/2029	**	13,764
	Constellation Brands Inc	3.15%	8/1/2029	**	75,463
	Coty Inc/HFC Prestige Products Inc/HFC Prestige International US LLC	6.63%	7/15/2030	**	58,105
	Crown Castle Inc	3.65%	9/1/2027	**	72,282
	CSAIL 2017‐CX9 Commercial Mortgage Trust	0.61%	9/1/2050	**	32,848
	CSMC 2021‐B33	3.64%	10/1/2043	**	80,289
	CSX Corp	3.80%	11/1/2046	**	79,670
	CVS Health Corp	5.13%	2/21/2030	**	20,692
	CVS Health Corp	5.30%	6/1/2033	**	72,174
	Diamond Infrastructure Funding LLC	2.36%	4/15/2049	**	438,742

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Directv Financing LLC / Directv Financing Co‐Obligor Inc	5.88%	8/15/2027	**	19,252
	DISH DBS Corp	5.75%	12/1/2028	**	20,107
	Dollar Tree Inc	4.00%	5/15/2025	**	143,213
	Duke Energy Carolinas LLC	3.55%	3/15/2052	**	23,353
	Duke Energy Corp	5.00%	8/15/2052	**	23,866
	Elevance Health Inc	2.38%	1/15/2025	**	63,865
	Elevance Health Inc	4.55%	5/15/2052	**	22,985
	Energy Transfer LP	4.75%	1/15/2026	**	71,110
	EQM Midstream Partners LP	4.75%	1/15/2031	**	23,847
	Equinix Inc	2.95%	9/15/2051	**	47,456
	Equinix Inc	3.90%	4/15/2032	**	37,493
	Essential Utilities Inc	2.70%	4/15/2030	**	74,845
	Exelon Corp	5.15%	3/15/2028	**	46,457
	Expedia Group Inc	5.00%	2/15/2026	**	71,283
	Expedia Group Inc	3.25%	2/15/2030	**	74,369
	Fannie Mae Pool	3.00%	7/1/2043	**	262,224
	Fannie Mae Pool	2.50%	8/1/2051	**	365,349
	Fannie Mae Pool	2.46%	4/1/2032	**	249,519
	Fannie Mae Pool	3.00%	11/1/2051	**	190,534
	Fannie Mae Pool	3.50%	3/1/2052	**	345,217
	Fannie Mae Pool	6.00%	5/1/2053	**	169,666
	Fannie Mae Pool	6.00%	10/1/2053	**	264,141
	Fannie Mae Pool	4.00%	6/1/2049	**	192,109
	Fannie Mae Pool	4.00%	5/1/2049	**	216,093
	Fannie Mae Pool	2.50%	12/1/2051	**	262,996
	Fannie Mae Pool	3.00%	12/1/2048	**	259,783
	Fannie Mae Pool	2.50%	3/1/2052	**	314,669
	Fannie Mae Pool	2.50%	4/1/2052	**	315,365
	Fannie Mae Pool	5.00%	7/1/2052	**	198,857
	Fannie Mae REMICS	5.95%	9/25/2042	**	539,716
	Fannie Mae REMICS	1.50%	10/1/2027	**	31,282
	Fannie Mae REMICS	—%	4/1/2048	**	119,788
	Fannie Mae REMICS	—%	8/25/2051	**	7,074

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Fannie Mae REMICS	2.50%	12/1/2051	**	828,526
	Fannie Mae REMICS	2.50%	12/1/2051	**	619,526
	Fannie Mae REMICS	2.00%	8/1/2050	**	522,765
	Ferrellgas LP / Ferrellgas Finance Corp	5.38%	4/1/2026	**	19,861
	Fertitta Entertainment LLC / Fertitta Entertainment Finance Co Inc	6.75%	1/15/2030	**	18,205
	Ford Motor Co	3.25%	2/12/2032	**	38,010
	Fortrea Holdings Inc	7.50%	7/1/2030	**	15,998
	Fortress Transportation and Infrastructure Investors LLC	7.88%	12/1/2030	**	31,544
	Freddie Mac Gold Pool	4.00%	10/1/2048	**	32,659
	Freddie Mac Pool	3.00%	3/1/2052	**	391,044
	Freddie Mac Pool	5.00%	5/1/2053	**	559,453
	Freddie Mac Pool	2.00%	4/1/2051	**	161,582
	Freddie Mac Pool	5.00%	6/1/2053	**	339,385
	Freddie Mac Pool	4.50%	9/1/2052	**	405,279
	Freddie Mac Pool	2.00%	2/1/2052	**	345,093
	Freddie Mac Pool	5.50%	9/1/2053	**	450,448
	Frontier Communications Holdings LLC	5.00%	5/1/2028	**	23,336
	Garda World Security Corp	6.00%	6/1/2029	**	36,098
	General Motors Financial Co Inc	2.40%	10/15/2028	**	75,959
	GFL Environmental Inc	6.75%	1/15/2031	**	10,362
	Gilbert Park CLO Ltd	8.61%	10/15/2030	**	498,505
	Gilead Sciences Inc	5.55%	10/15/2053	**	22,018
	Glencore Funding LLC	1.63%	4/27/2026	**	41,864
	Global Aircraft Leasing Co Ltd	6.50%	9/15/2024	**	56,604
	Goldman Sachs Group Inc/The	6.17%	9/10/2027	**	142,746
	Goodyear Tire & Rubber Co/The	5.25%	7/15/2031	**	23,319
	Griffon Corp	5.75%	3/1/2028	**	35,103
	GTCR AP Finance Inc	8.00%	5/15/2027	**	25,543
	HCA Inc	4.13%	6/15/2029	**	71,896
	Hess Midstream Operations LP	4.25%	2/15/2030	**	23,430
	Hilcorp Energy I LP / Hilcorp Finance Co	5.75%	2/1/2029	**	24,769
	Hilcorp Energy I LP / Hilcorp Finance Co	8.38%	11/1/2033	**	5,367
	Host Hotels & Resorts LP	3.50%	9/15/2030	**	76,775

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	HUB International Ltd	7.25%	6/15/2030	**	15,902
	Hyundai Capital America	5.68%	6/26/2028	**	56,143
	Illuminate Buyer LLC / Illuminate Holdings IV Inc	9.00%	7/1/2028	**	30,072
	Intuit Inc	5.50%	9/15/2053	**	77,757
	Invitation Homes Operating Partnership LP	2.70%	1/15/2034	**	77,628
	IQVIA Inc	6.25%	2/1/2029	**	52,546
	Iron Mountain Inc	4.50%	2/15/2031	**	18,491
	Iron Mountain Inc	7.00%	2/15/2029	**	37,536
	John Deere Capital Corp	4.70%	6/10/2030	**	71,367
	JP Morgan Chase Commercial Mortgage Securities Trust 2011‐C3	5.53%	2/1/2046	**	61,517
	JP Morgan Chase Commercial Mortgage Securities Trust 2013‐LC11	3.22%	4/1/2046	**	60,811
	JPMBB Commercial Mortgage Securities Trust 2015‐C27	3.90%	2/1/2048	**	92,519
	JPMBB Commercial Mortgage Securities Trust 2015‐C28	3.53%	10/1/2048	**	95,830
	JPMorgan Chase & Co	2.96%	1/25/2033	**	147,921
	JPMorgan Chase & Co	4.85%	7/25/2028	**	35,763
	Kinder Morgan Energy Partners LP	6.95%	1/15/2038	**	73,539
	LCCM 2017‐LC26	4.71%	7/3/2050	**	162,145
	Legacy LifePoint Health LLC	4.38%	2/15/2027	**	18,817
	Level 3 Financing Inc	10.50%	5/15/2030	**	24,601
	Light & Wonder International Inc	7.25%	11/15/2029	**	15,512
	Lowe's Cos Inc	5.63%	4/15/2053	**	21,224
	Macquarie Group Ltd	5.11%	8/9/2026	**	86,406
	Madison IAQ LLC	4.13%	6/30/2028	**	18,618
	Marriott International Inc/MD	3.13%	6/15/2026	**	72,208
	Marvell Technology Inc	5.95%	9/15/2033	**	75,474
	Mattamy Group Corp	4.63%	3/1/2030	**	37,729
	McDonald's Corp	3.60%	7/1/2030	**	38,682
	McGraw‐Hill Education Inc	5.75%	8/1/2028	**	24,731
	Medline Borrower LP	5.25%	10/1/2029	**	38,282
	Meta Platforms Inc	3.85%	8/15/2032	**	72,456
	Metis Merger Sub LLC	6.50%	5/15/2029	**	22,843
	MetLife Inc	5.25%	1/15/2054	**	78,978
	Michaels Cos Inc/The	5.25%	5/1/2028	**	16,002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Midwest Gaming Borrower LLC / Midwest Gaming Finance Corp	4.88%	5/1/2029	**	32,873
	ModivCare Escrow Issuer Inc	5.00%	10/1/2029	**	54,026
	Monongahela Power Co	5.40%	12/15/2043	**	103,316
	Morgan Stanley	2.48%	9/16/2036	**	136,058
	Morgan Stanley Bank of America Merrill Lynch Trust 2016‐C31	4.26%	11/1/2049	**	168,683
	Mosaic Solar Loan Trust 2020‐2	2.21%	8/20/2046	**	40,781
	MSBAM Commercial Mortgage Securities Trust 2012‐ CKSV	4.16%	10/1/2030	**	88,739
	MVW 2021‐1W LLC	1.94%	1/22/2041	**	86,083
	Nationstar Mortgage Holdings Inc	5.75%	11/15/2031	**	32,941
	Navient Corp	5.00%	3/15/2027	**	14,717
	NCL Corp Ltd	5.88%	2/15/2027	**	30,426
	NetApp Inc	1.88%	6/22/2025	**	71,424
	News Corp	5.13%	2/15/2032	**	19,395
	NGL Energy Operating LLC / NGL Energy Finance Corp	7.50%	2/1/2026	**	46,892
	NRG Energy Inc	3.63%	2/15/2031	**	34,963
	NXP BV / NXP Funding LLC / NXP USA Inc	3.88%	6/18/2026	**	141,528
	Octagon Investment Partners 34 Ltd	8.18%	1/20/2030	**	491,099
	OneMain Finance Corp	6.63%	1/15/2028	**	36,430
	ONEOK Inc	6.63%	9/1/2053	**	40,032
	Oracle Corp	3.80%	11/15/2037	**	17,113
	Oracle Corp	6.25%	11/9/2032	**	32,919
	Owens & Minor Inc	6.63%	4/1/2030	**	24,316
	Owens Corning	4.40%	1/30/2048	**	80,246
	Pacific Gas and Electric Co	2.50%	2/1/2031	**	75,265
	Packaging Corp of America	3.00%	12/15/2029	**	72,594
	Pactiv Evergreen Group Issuer LLC / Pactiv Evergreen Group Issuer Inc	4.38%	10/15/2028	**	18,903
	Park Intermediate Holdings LLC / PK Domestic Property LLC / PK Finance Co‐Issuer	4.88%	5/15/2029	**	32,654
	Parker‐Hannifin Corp	4.25%	9/15/2027	**	35,153
	Parkland Corp	4.50%	10/1/2029	**	37,162
	PennyMac Financial Services Inc	4.25%	2/15/2029	**	18,346
	PennyMac Financial Services Inc	7.88%	12/15/2029	**	15,528
	Penske Truck Leasing Co Lp / PTL Finance Corp	4.20%	4/1/2027	**	73,335
	Permian Resources Operating LLC	7.00%	1/15/2032	**	15,804

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Pfizer Investment Enterprises Pte Ltd	4.75%	5/19/2033	**	55,448
	Philip Morris International Inc	5.50%	9/7/2030	**	84,369
	Pike Corp	8.63%	1/31/2031	**	15,878
	Premier Entertainment Sub LLC / Premier Entertainment Finance Corp	5.63%	9/1/2029	**	12,296
	Quanta Services Inc	2.35%	1/15/2032	**	75,506
	Realogy Group LLC / Realogy Co‐Issuer Corp	5.25%	4/15/2030	**	15,174
	Sabine Pass Liquefaction LLC	5.00%	3/15/2027	**	66,266
	Santander Holdings USA Inc	2.49%	1/6/2028	**	74,271
	Scientific Games Holdings LP/Scientific Games US FinCo Inc	6.63%	3/1/2030	**	53,278
	Scripps Escrow II Inc	3.88%	1/15/2029	**	18,067
	SFO Commercial Mortgage Trust 2021‐555	7.88%	5/15/2038	**	83,033
	SG Commercial Mortgage Securities Trust 2016‐C5	1.86%	10/1/2048	**	19,963
	Sitio Royalties Operating Partnership LP / Sitio Finance Corp	7.88%	11/1/2028	**	10,563
	Smithfield Foods Inc	4.25%	2/1/2027	**	130,805
	SoFi Professional Loan Program 2017‐D LLC	3.61%	9/25/2040	**	686,839
	Sonic Automotive Inc	4.63%	11/15/2029	**	36,687
	Southern Co/The	3.75%	9/15/2051	**	73,924
	Spirit AeroSystems Inc	9.75%	11/15/2030	**	16,306
	SRS Distribution Inc	4.63%	7/1/2028	**	29,188
	Standard Industries Inc/NJ	4.38%	7/15/2030	**	37,590
	Staples Inc	7.50%	4/15/2026	**	9,471
	State of California	7.55%	4/1/2039	**	44,938
	STWD 2019‐FL1 Ltd	6.88%	7/15/2038	**	96,356
	STWD 2021‐FL2 Ltd	6.67%	4/18/2038	**	98,180
	Suburban Propane Partners LP/Suburban Energy Finance Corp	5.00%	6/1/2031	**	22,806
	SunCoke Energy Inc	4.88%	6/30/2029	**	27,766
	Sunoco LP / Sunoco Finance Corp	4.50%	5/15/2029	**	14,037
	Superior Plus LP / Superior General Partner Inc	4.50%	3/15/2029	**	23,536
	Synchrony Financial	2.88%	10/28/2031	**	125,058
	Sysco Corp	5.95%	4/1/2030	**	75,502
	Tenet Healthcare Corp	6.13%	6/15/2030	**	45,678
	Tenet Healthcare Corp	6.25%	2/1/2027	**	15,475
	T‐Mobile USA Inc	2.25%	2/15/2026	**	71,757

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Toronto‐Dominion Bank/The	4.69%	9/15/2027	**	147,081
	Townsquare Media Inc	6.88%	2/1/2026	**	25,230
	Transocean Inc	8.00%	2/1/2027	**	15,140
	Transocean Poseidon Ltd	6.88%	2/1/2027	**	15,388
	Trident TPI Holdings Inc	12.75%	12/31/2028	**	40,456
	Triton Container International Ltd / TAL International Container Corp	3.25%	3/15/2032	**	69,020
	TRTX 2021‐FL4 Issuer Ltd	6.68%	3/15/2038	**	72,827
	UBS Commercial Mortgage Trust 2017‐C4	3.30%	10/1/2050	**	85,674
	UBS Commercial Mortgage Trust 2018‐C14	5.21%	12/1/2051	**	117,708
	United Natural Foods Inc	6.75%	10/15/2028	**	16,502
	UnitedHealth Group Inc	4.95%	5/15/2062	**	29,824
	UnitedHealth Group Inc	5.05%	4/15/2053	**	56,199
	Univision Communications Inc	7.38%	6/30/2030	**	20,708
	Upstart Pass‐Through Trust Series 2021‐ST4	2.00%	7/20/2027	**	58,143
	US Foods Inc	7.25%	1/15/2032	**	15,949
	Venture Global LNG Inc	8.13%	6/1/2028	**	20,352
	Venture Global LNG Inc	8.38%	6/1/2031	**	25,199
	Venture Global LNG Inc	9.88%	2/1/2032	**	10,606
	Victoria's Secret & Co	4.63%	7/15/2029	**	12,868
	Viking Cruises Ltd	9.13%	7/15/2031	**	66,730
	Vistra Operations Co LLC	7.75%	10/15/2031	**	21,196
	VT Topco Inc	8.50%	8/15/2030	**	16,121
	WASH Multifamily Acquisition Inc	5.75%	4/15/2026	**	14,633
	Weatherford International Ltd	8.63%	4/30/2030	**	10,522
	Wells Fargo & Co	4.81%	7/25/2028	**	30,420
	Wells Fargo & Co	5.57%	7/25/2029	**	94,123
	Wells Fargo Commercial Mortgage Trust 2015‐SG1	4.05%	9/1/2048	**	80,390
	Wells Fargo Commercial Mortgage Trust 2017‐C38	0.93%	7/1/2050	**	56,199
	Wells Fargo Commercial Mortgage Trust 2021‐C59	1.52%	4/1/2054	**	63,278
	Wells Fargo Commercial Mortgage Trust 2021‐C60	2.06%	8/1/2054	**	102,891
	Welltower OP LLC	2.05%	1/15/2029	**	75,616
	Westpac Banking Corp	3.02%	11/18/2036	**	73,582
	Willis North America Inc	4.50%	9/15/2028	**	74,134

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Wind River 2021‐3 CLO Ltd	9.03%	7/20/2033	**	469,884
Workday Inc	3.70%	4/1/2029	**	72,723
WR Grace Holdings LLC	5.63%	8/15/2029	**	18,047
WRKCo Inc	3.75%	3/15/2025	**	69,506
XPO Inc	7.13%	6/1/2031	**	36,477
				$25,802,224
U.S. Government Issued Securities
Ginnie Mae II Pool	3.00%	11/1/2051	**	$394,892
Ginnie Mae II Pool	2.50%	11/1/2051	**	292,284
Ginnie Mae II Pool	3.00%	4/1/2052	**	258,052
Ginnie Mae II Pool	3.50%	7/1/2051	**	547,490
Government National Mortgage Association	2.00%	12/1/2050	**	33,916
Government National Mortgage Association	3.50%	6/1/2051	**	33,817
United States Treasury Note/Bond	3.88%	5/15/2043	**	(5)
United States Treasury Note/Bond	4.75%	11/15/2053	**	4,494,178
United States Treasury Note/Bond	4.75%	11/15/2043	**	2,260,725
United States Treasury Note/Bond	4.63%	2/28/2025	**	(1)
United States Treasury Note/Bond	3.75%	6/30/2030	**	40,404
United States Treasury Note/Bond	4.63%	9/30/2030	**	26,361
United States Treasury Note/Bond	4.63%	9/30/2028	**	41,763
United States Treasury Note/Bond	5.00%	9/30/2025	**	(4)
United States Treasury Note/Bond	4.63%	10/15/2026	**	40,993
United States Treasury Note/Bond	4.50%	11/15/2033	**	316,790
United States Treasury Note/Bond	4.63%	11/15/2026	**	71,537
United States Treasury Note/Bond	4.88%	11/30/2025	**	40,590
United States Treasury Note/Bond	4.38%	11/30/2028	**	51,366
United States Treasury Note/Bond	3.75%	12/31/2028	**	995,753
				$9,940,901
Self-Directed Brokerage Account
Brokeragelink	Combination of common stock, bonds, mutual funds, and ETFs		**	$245,037,684

Participant Loans

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Participant loans	Interest rates range from 3.25% to 9.50% with maturity at various dates	**	$43,240,983

Total Investments (Held at End of Year)				$5,793,623,007

*	Party-in-Interest
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

June 7, 2024	By:	/s/ Amy Broghammer
Amy Broghammer
Senior Director, Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm